UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.
69 Akti Miaouli, 18537
Piraeus, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

As previously disclosed, subject to the satisfaction or waiver of the closing conditions to the previously announced merger pursuant to which GasLog Ltd. (“Parent”) will acquire all of the outstanding common units (“common units”) of GasLog Partners LP (the “Partnership”) not beneficially owned by Parent (the “Transaction”), each common unit (other than those common units held by Parent or its affiliates) will be entitled to receive overall consideration of $8.65 in cash, consisting in part of a special distribution by the Partnership of $3.28 per common unit in cash (the “Special Distribution”) that will be distributed to the Partnership’s common unitholders (“common unitholders”) in connection with the closing of the Transaction and the remainder to be paid by Parent as merger consideration at the closing of the Transaction.

Subject to receipt of the required common unitholder approval of the Transaction at a special meeting of common unitholders scheduled to take place on July 7, 2023 at 10:00 a.m. Eastern Time, the Partnership anticipates that the board of directors of the Partnership will subsequently declare the Special Distribution on July 7, 2023, with an anticipated record date of July 10, 2023 (the “Anticipated Record Date”) and an anticipated payment date of July 12, 2023 (the “Anticipated Payment Date”). In such circumstances, the payment of the Special Distribution to common unitholders as of the Anticipated Record Date will be subject to due-bill trading, as described below in the section entitled “Important Information About the Special Distribution”.

Subject to the satisfaction or waiver of the conditions to closing (including receipt of required common unitholder approval), the Transaction is expected to close on or about July 13, 2023.

The foregoing dates reflect current expectations only and are subject to change, including in the event of any postponement or adjournment of the Partnership’s upcoming special meeting of common unitholders scheduled to take place on July 7, 2023 at 10:00 a.m. Eastern Time.

Important Information About the Special Distribution

Due to the size of the Special Distribution (if declared), as required by the rules of the New York Stock Exchange (the “NYSE”), during the period beginning July 7, 2023, one business day prior to the Anticipated Record Date, through the Anticipated Payment Date, the common units will be traded with “due bills”, representing an assignment of the right to receive the Special Distribution (such period of time, the “Due-bill Period”). AS A RESULT, COMMON UNITHOLDERS AS OF THE ANTICIPATED RECORD DATE MUST HOLD THEIR COMMON UNITS THROUGH MARKET CLOSE ON THE ANTICIPATED PAYMENT DATE IN ORDER TO BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS WHO SELL THEIR COMMON UNITS ON OR BEFORE THE ANTICIPATED PAYMENT DATE WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. PURCHASERS OF THE COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD ENDS) WHO HOLD SUCH COMMON UNITS ON THE ANTICIPATED PAYMENT DATE WILL BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION. COMMON UNITHOLDERS THAT SELL ANY COMMON UNITS DURING THE DUE-BILL PERIOD (EVEN IF THE TRADE WILL SETTLE AFTER THE DUE-BILL PERIOD) WILL NOT BE ENTITLED TO RECEIVE THE SPECIAL DISTRIBUTION WITH RESPECT TO ANY COMMON UNITS THEY SELL.

Due bills obligate a seller of shares or units of a company to deliver the dividend to the buyer. The due bill obligations are settled customarily between the brokers representing buyers and sellers of the shares or units. The Partnership has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of common units during the Due-bill Period should consult with their broker before trading in common units to be sure they understand the effect of the NYSE’s due-bill procedures.

The above information regarding the Special Distribution supersedes anything to the contrary contained in the Transaction Statement on Schedule 13E-3, as amended by Amendments Nos. 1 through 3 thereto, together with the exhibits thereto, most recently filed with the Securities and Exchange Commission on June 28, 2023 (the “Schedule 13E-3”), including, but not limited to, in the sections of the proxy statement of the Partnership attached as exhibit (a)(1) to the Schedule 13E-3 titled “Summary Term Sheet – Consideration”, “Questions and Answers About the Merger, the Special Distribution and the Special Meeting”, “Risk Factors”, “Special Factors – Effect of the Merger”, “Special Factors – Recommendation of the Conflicts Committee and the Partnership Board; Reasons for Recommending Approval of the Merger Proposal” and “Proposal No. 1 The Merger Agreement – Consideration”. The Partnership intends to file Amendment No. 4 to the Schedule 13E-3 on July 3, 2023 to reflect the above information. The Partnership will issue a press release announcing the declaration of the Special Distribution if and once it occurs and will confirm the definitive record date and payment date for the Special Distribution at such time.

Forward-Looking Statements

All statements in this Form 6-K that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments, such as the declaration and payment of the Special Distribution and the closing of the Transaction, that the Partnership expects, projects, believes or anticipates will or may occur in the future. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors, including the declaration and payment of the Special Distribution or the closing of the Transaction, could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 6, 2023, available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

About the Partnership

The Partnership is an owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of eleven wholly-owned LNG carriers as well as three vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. The Partnership is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit the Partnership’s website at http://www.gaslogmlp.com.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-249399), filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2020, and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2023

GASLOG PARTNERS LP

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Chief Executive Officer